Exhibit 99.1

FOR IMMEDIATE RELEASE: November 19, 2015	PR 15-9

ATNA RESOURCES LTD. ANNOUNCES FILING OF VOLUNTARY PETITION FOR RELIEF UNDER CHAPTER 11 OF THE BANKRUPTCY CODE TO IMPLEMENT RESTRUCTURING AND DELAY IN Q3 FILINGS

GOLDEN, CO – November 19, 2015 – Atna Resources Ltd. (TSX: ATN and OTCQB: ATNAF) (the “Company” or “Atna”) today announces that the Company and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (“the Bankruptcy Court”). Simultaneously with the chapter 11 filings, Atna will seek ancillary relief in Canada pursuant to the Companies’ Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada.

The Company intends to restructure its business by attempting to sell assets, resolving various challenges relating to Atna’s main assets, and seeking to modify its capital structure. Atna continues to be engaged in a process to explore various restructuring alternatives, and believes that additional time and resources are necessary to successfully maximize value. In its restructuring, Atna will be able to explore alternatives to strengthen the Company, while addressing the challenges Atna has faced.

“The low gold prices in 2015, the continued indifference in the market for gold company equities, a lack of capital in the mining sector, a lack of development capital and operating issues resulting in a significant shortfall in third quarter gold production at the Pinson mine, and a depressed market for the sale of idled mining equipment all negatively impacted the Company’s outlook and led to the Company’s current liquidity problems”, stated James Hesketh, President and CEO.

Atna will continue to operate its business as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

The Company and Waterton Precious Metals Fund II Cayman, L.P., Atna’s pre-petition lender under a secured facility, have negotiated a consensual use of the Company’s cash and have entered into a debtor-in-possession financing arrangement which, upon approval by the Bankruptcy Court, will allow the Company to maintain business-as-usual operations during the restructuring process. The Company believes its current and anticipated cash resources will be sufficient to pay its expenses and maintain its business operations during the pendency of its chapter 11 cases.

As a result the timing of the Company’s filing of its voluntary petition which falls approximately on due date for the Company to file its financial results and accompanying management discussion and analysis for the third quarter ended September 30, 2015, the Company has delayed its third-quarter filing to ensure that, once the filing is made, it will include complete disclosure of the Bankruptcy Court proceedings and related events. The Company expects that, its third-quarter filing will be completed by November 19, 2015.

The Company has filed customary “First Day Motions” with the Bankruptcy Court, which, if granted, will help ensure a smooth transition to chapter 11. The motions are expected to be addressed promptly by the Bankruptcy Court.

Atna’s legal counsel is Squire Patton Boggs (US) LLP, its financial advisor is Ernst & Young LLP, and its investment banker is Maxit Capital LP.

Additional information and other materials related to the restructuring are available at www.upshotservices.com/atna.

Additional details of the Company’s business, finances, appointments and agreements can be found as part of the Company’s filings as a reporting issuer with the SEC, available at www.sec.gov and its continuous public disclosure obligations as filed with Canadian securities regulators and available at www.sedar.com, or at the Atna website at www.atna.com.

Forward-looking Statement Cautions:

This press release contains forward-looking statements about the Company and its business. Forward looking statements are statements that are not historical facts and include, but are not limited to, statements regarding the vesting of the inducement options: “may”, “should”, “plan”, “believe”, “predict”, “expect”, “anticipate”, “intend”, “estimate”, postulate”, “target” and similar expressions or the negative of such expressions or which by their nature refer to future events. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause the Company's actual results or achievements to differ materially from those expressed in or implied by forward looking statements. Other risks, uncertainties and factors include, without limitation, risks related to the Company’s plans to identify and carry out restructuring plans that will successfully maximize the value of its mining assets for the benefit of Atna stakeholders, the timing and completion of the Company's intended work plans, potential delay of material deliveries, ability to meet debt covenants and obligations, risks related to fluctuations in gold prices; uncertainties related to raising financing in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold resources and reserves; ability to meet loan and financing covenants in the future; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; changes in interest and currency exchanges rates; local and community impacts and issues; environmental costs and risks; and other factors identified in the Company's SEC filings and its filings with Canadian securities regulatory authorities. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and other than as required by applicable securities laws, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change. Although the Company believes that such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Neither the TSX Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com.